SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated September 4, 2006, of Director/PDMR Shareholding

                                                          Scottish Power plc

                                                  ScottishPower Sharesave Scheme 2001

Scottish Power plc ("the Company") announces that on 1 September 2006 options were exercised to acquire ordinary shares in the
Company ("Shares") under the ScottishPower Sharesave Scheme 2001 at an exercise price of 386 pence per share by the following PDMRs of the Company:-

Name              Number of Shares Acquired    Total Shareholding

Willie MacDiarmid          2,623                     29,188
David Rutherford           1,398                     13,586

Enquiries:

Mrs Sheelagh Duffield
Company Secretary
0141 636 4544

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: September 4, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary